May 21, 2019

David G. Kalergis
President and Chief Executive Officer
Diffusion Pharmaceuticals Inc.
1317 Carlton Avenue
Suite 200
Charlottesville, VA 22902

       Re: Diffusion Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed May 16, 2019
           File No. 333-231541

Dear Mr. Kalergis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    David S. Rosenthal, Esq.